                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                       Imagyn Medical Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   45244E100
                     --------------------------------------
                                 (CUSIP Number)

                              Kenneth Maiman, Esq.
                           Appaloosa Management L.P.
                           26 Main Street, 1st Floor
                           Chatham, New Jersey 07928
                                  973-701-7000
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 30, 1998
                     --------------------------------------
                  (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 (Page 1 of 6)

-------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No.      45244E100                                                            Page 2 of 6
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Appaloosa Management L.P.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)   [ ]

                                                                          (b)   [x]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS*

     AF
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                    7.    SOLE VOTING POWER

 NUMBER OF                2,842,541
  SHARES            --------------------------------------------------------------------------------
BENEFICIALLY        8.    SHARED VOTING POWER
  OWNED BY
   EACH                   -0-
 REPORTING          --------------------------------------------------------------------------------
  PERSON
   WITH             9.    SOLE DISPOSITIVE POWER

                          2,842,541
                    --------------------------------------------------------------------------------
                    10.   SHARED DISPOSITIVE POWER

                          -0-
---------------------------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,842,541
----------------------------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               [ ]

----------------------------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.85%
----------------------------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 45244E100                                                PAGE  3  OF 6


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David A. Tepper


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ]
                                                         (b) [X]


3    SEC USE ONLY



4    SOURCE OF FUNDS*

     AF


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                      [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

                    7    SOLE VOTING POWER

                         2,842,541


   NUMBER OF        8    SHARED VOTING POWER
    SHARES
 BENEFICIALLY            -0-
   OWNED BY
     EACH
   REPORTING        9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                2,842,541


                   10    SHARED DISPOSITIVE POWER

                         -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,842,541



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

                                                                         [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.85%


14   TYPE OF REPORTING PERSON

     IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            AMENDMENT NO. 2 TO ORIGINAL REPORT FILED ON SCHEDULE 13D

     This Amendment No. 2 to the statement on Schedule 13D filed on July 3, 1997 and the amendment previously filed thereto on December 18, 1997 (the "Schedule 13D") on behalf of Appaloosa Management L.P. (the "Manager") and David A. Tepper ("Mr. Tepper" and, together with the Manager, collectively, the "Reporting Persons") relates to the shares of Common Stock (the "Shares"), of Imagyn Medical Technologies, Inc. (f/k/a Urohealth Systems, Inc.) (the "Company").

     The purpose of this report is to report that since the Reporting Persons' previous Schedule 13D filing, they have sold Shares and as a result of such sales, the percentage of the Shares beneficially owned by the Reporting Persons as reported in their prior Schedule 13D filing has decreased from 10.17 to 7.85%.

Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background

     This Amendment No. 2 to the statement on Schedule 13D is being filed by the Reporting Persons. A copy of the Joint Filing Agreement between the Reporting Persons is filed as Exhibit A to the Reporting Persons' previous
Schedule 13D filing.

     The general partner of the Manager is Appaloosa Partners Inc., a Delaware corporation, of which Mr. Tepper is the sole stockholder, sole director and President. The other executive officers of Appaloosa Partners Inc. are: Ronald
M. Goldstein - Chief Financial Officer and Vice President; James E. Bolin - Vice President and Secretary; and Lawrence P. O'Friel - Treasurer (Messrs. Goldstein, Bolin and O'Friel referred to herein collectively as the "Related Persons").

     The Manager acts as general partner and/or investment adviser to certain investment partnerships, investment funds and managed accounts (collectively, the "Accounts"). The address of the principal business and principal office of the Manager is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The business address of Messrs. Tepper, Goldstein, Bolin and O'Friel is 26 Main Street, 1st Floor, Chatham, New Jersey 07928. The present principal occupations or employments of Messrs. Tepper, Goldstein, Bolin and O'Friel are as officers of Appaloosa Partners Inc. and employees of the Manager.

     During the last five years, none of the Reporting Persons or the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Messrs. Tepper, Goldstein, Bolin and O'Friel are citizens of the United States.

Item 4 is hereby amended and restated as follows:

Item 4. Purpose of Transaction

     The purpose of the acquisition by the Reporting Persons of the Shares is for investment. The Reporting Persons may consider making additional purchases of the Shares in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting

Persons may sell all or a portion of their Shares in open market or private transactions, depending upon prevailing market conditions and other factors.

     The Manager, as general partner and/or investment advisor to Accounts that hold 12 1/2% Senior Subordinated Notes due April 1, 2004 (the "Notes") issued by the Company, has, with another holder of the Notes (together with the Manager, the "Holders"), contacted the Company to express their concerns about the Company's present financial condition, operations and prospects and their belief that the Company's incurrence of additional senior debt at this time would be a violation of the Company's fiduciary duties to the holders of the Notes. In connection therewith, the Holders have requested that the Company take immediate steps to restructure or resolve its financial affairs and have offered to engage in discussions with the Company toward that end.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.

Item 5 is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

     Within the past 60 days, the Reporting Persons have sold, on behalf of the Accounts, a net aggregate of 654,001 Shares in the open market.

     (a) This Amendment No. 2 to the Schedule 13D relates to 2,842,541 Shares beneficially owned by the Reporting Persons, which constitute approximately 7.85% of the issued and outstanding Shares. Since the filing of Amendment No. 1 to the Schedule 13D on December 18, 1997 and as of the date hereof, through sales of Shares, the Reporting Persons have reduced the number of Shares they beneficially own by 806,200 Shares.

     (b) The Manager has sole voting and dispositive power with respect to 2,842,541 Shares. Mr. Tepper has sole voting and dispositive power with respect to 2,842,541 Shares.

     (c) The following tables detail the transactions by Reporting Persons, on behalf of the Accounts, that have occurred in the last sixty (60) days. All of the transactions reported below were sales that took place in the open market and all of the transactions were sales of Shares.

Date of Sale                 Price Per Share            Number of Shares Sold
-----------------------------------------------------------------------------
June 30, 1998               $0.475                       400,000
July 8, 1998                 0.3737                      154,001
July 9, 1998                $0.3565                      100,000

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 July 10, 1998
                              -------------------
                                      Date


                                 APPALOOSA MANAGEMENT L.P.
                                 By: Appaloosa Partners Inc.
                                 Its: General Partner

                                 By: /s/ David A. Tepper
                                     -----------------------
                                         David A. Tepper
                                         President

                                 DAVID A. TEPPER


                                 /s/ David A. Tepper
                                 -------------------